

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 3, 2014

Via E-mail
Andrew P. Swiger
Senior Vice President and Treasurer
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

      Re: **Exxon Mobil Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 27, 2013
Response letter dated October 18, 2013
File No. 1-2256**

Dear Mr. Swiger:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Brad Skinner for

                                 H. Roger Schwall
                                 Assistant Director